Exhibit 99.1

 Fortuna And Roxgold Agree To Business Combination

Creating A Low-Cost Intermediate GLOBAL Precious Metals Producer

•	Creating a low-cost platform for gold and silver production growth in the world’s fastest growing precious metals producing regions

•	Anticipated annual gold equivalent[1] production profile of approximately 450,000[1,2,7] ounces

•	AISC[3] of approximately US$950[5] per gold equivalent ounce with a declining cost profile

•	Extensive brownfield and greenfield organic growth potential supported by a large base of Mineral Reserves and Mineral Resources in Latin America and West Africa

•	Lower cost of capital and strong balance sheet to fund the construction of the Séguéla gold Project in Côte d’Ivoire, advance exploration of the Boussoura gold Project in Burkina Faso as well as other organic and external growth opportunities

Vancouver, April 26, 2021 – Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) (NYSE: FSM) (TSX: FVI) and Roxgold Inc. (“Roxgold”) (TSX: ROXG) (OTCQX: ROGFF) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) whereby Fortuna will acquire all the issued and outstanding securities of Roxgold pursuant to a plan of arrangement (the “Transaction”).

Under the terms of the Transaction, Roxgold shareholders will receive 0.283 common shares of Fortuna and C$0.001 for each Roxgold common share held. Upon completion of the Transaction, existing Fortuna and Roxgold shareholders will own approximately 64.3% and 35.7% of the pro forma company, respectively.

The exchange ratio implies a consideration of approximately C$2.73 per Roxgold common share based on the closing price of the Fortuna common shares on the Toronto Stock Exchange (“TSX”) on April 23, 2021, representing a 42.1% premium to the closing price of Roxgold on the TSX on the same date. Based on the 20-day volume weighted average price of the Fortuna shares and the Roxgold shares on the TSX for the period ending April 23, 2021, the exchange ratio implies a premium of 40.4% to Roxgold shareholders. The implied fully diluted in the-money equity value of the Transaction is estimated at approximately C$1.1 billion.

Transaction Highlights

•	Creates a premier growth-oriented global intermediate gold and silver producer, well positioned to pursue compelling organic and inorganic growth opportunities: Anticipated annual gold equivalent[1] combined production of approximately 450,000[1,2,7] ounces at AISC[1,3] of approximately US$950[5] per gold equivalent ounce

•	Bringing together two highly experienced management teams with track records of value creation in the Americas and in West Africa: Fortuna will benefit from the in-region operating experience of key members of Roxgold’s team

•	Diversified, complementary portfolio of four quality operating assets and a development project in prolific jurisdictions: Projected pro forma average annual EBITDA[2,3] of over US$500 million[2,4] (2021E to 2023E)

•	Attractive near-term free cash flow profile with a robust pipeline of high-upside exploration assets: Boussoura, a gold exploration project with a maiden resource expected in the second half of 2021[6], over twenty satellite targets identified at Séguéla, and an extensive portfolio of early-stage exploration assets in Côte d’Ivoire and Mexico

•	Participation in enlarged company with strong balance sheet, significantly higher liquidity, greater scale, and enhanced capital markets relevance: Lower cost of capital and stronger balance sheet to fund Séguéla construction and Boussoura’s development; flexibility to pursue other organic and external growth opportunities

•	Pro forma market capitalization and P/NAV multiple puts Fortuna in a stronger position to compete for meaningful assets in the Americas and in West Africa: A rapidly growing and highly prospective mining jurisdiction

•	Silver will continue to be a meaningful contributor to revenue: Silver exposure largely in line with silver producer peers. Proforma Fortuna will continue to pursue meaningful and accretive silver opportunities

Notes:

1. Gold equivalent based on the following commodity price assumptions: US$1,800/oz Au, US$22/oz Ag, US$1,900/t Pb, and US$2,300/t Zn

2. Production profile estimation assumes the successful construction of the Séguéla gold Project based on the Feasibility Study announced by Roxgold on April 19, 2021

3. AISC and EBITDA are non-GAAP measure with no standardized definition under IFRS. In order to provide the combined business performance of Fortuna on a pro forma basis, certain non-GAAP financial performance measures, including AISC and EBITDA, of each of Fortuna and Roxgold have been combined. For further information and a detailed reconciliation to IFRS, please see, in respect of Fortuna, the “Non-GAAP Financial Measures” section of Fortuna’s most recent MD&A and for Roxgold, Note 18 "Non-IFRS Financial Performance Measures" of Roxgold's MD&A dated March 3, 2021, available under Roxgold's profile on www.sedar.com.

4. Refer to the “Analyst consensus forecasts” section in the Forward-looking Statements at the end of this news release

5. 2021E AISC based on weighted contribution to pro forma Fortuna of the low end of Fortuna´s and Roxgold´s guidance

6. Refer to Roxgold news release dated April 21, 2021, “Roxgold Returns 35m at 4.1 g/t and 2.7m at 59.5 g/t Among Other High Grade Intercepts as Mineralized Footprint Is Expanded at Boussoura”

7. For NI 43-101 technical disclosure related to production refer to the following technical reports: Lindero Mine, San Jose Mine, Caylloma Mine, Yaramoko Mine, and for the Séguéla Project see Roxgold´s April 19, 2021 news release

Jorge A. Ganoza, President and Chief Executive Officer of Fortuna, commented: “With Roxgold we are acquiring a complete business platform which brings: i) low-cost gold production; ii) a permitted Feasibility stage development project; iii) a robust exploration pipeline; and iv) key members of a seasoned executive team of proven mine builders, developers, and explorers in West Africa.” Mr. Ganoza continued, “The combined company will be in a stronger position to continue accelerating the development of the Séguéla gold Project at a lower cost of capital and aggressively pursuing the potential of a most exciting exploration pipeline in West Africa and Latin America.” Mr. Ganoza concluded, “At Fortuna, we have known and followed the success of the Roxgold team for a number of years, from their early start at Yaramoko, and now look forward to working together and continuing to deliver value to our shareholders through the advancement of our assets and discovery.”

John Dorward, President and Chief Executive Officer of Roxgold, commented: “This transaction recognizes the commitment and execution of the Roxgold team and the value creation over recent years, as we advanced from developer to low-cost gold producer with a growth pipeline that few of our peers could match. The combination with Fortuna provides our shareholders with an immediate premium and a unique opportunity to participate in the creation of a new global mid-tier precious metals producer with significant organic growth and cash flow generating potential. Further, Fortuna’s excellent track record as an operator and mine builder gives us confidence that the combined company will be best positioned to maximize value for all our shareholders.”

Benefits to Roxgold Shareholders

•	Immediate and significant premium

•	Maintain significant exposure to Roxgold portfolio assets through ownership in Fortuna

•	Enhanced market profile with a pro forma +US$2 billion market cap and a TSX/NYSE dual listing

•	Significantly enhanced share trading liquidity

•	Increased scale and stronger “acquisition currency” to compete for more meaningful assets

•	Additional potential upside based on average analyst Fortuna target price

•	Elective tax-deferred rollover for Canadian shareholders

Benefits to Fortuna Shareholders

•	Accretive transaction on meaningful financial and production metrics

•	Addition of a highly regarded West African mining team provides Fortuna key expertise from day one in a new jurisdiction

•	Yaramoko and Séguéla are low-cost assets with low technical complexity contributing meaningfully to growth while reducing overall AISC

•	Séguéla 36,300-hectare concession has significant near-term exploration potential

•	Extensive portfolio of exploration properties covering over 286,300 hectares in the prolific Birimian gold province provides Fortuna a robust exploration pipeline which includes the high-grade Boussoura gold Project

•	Preserve very strong balance sheet

Transaction Summary

Under the terms of the Transaction, Roxgold shareholders will receive 0.283 common shares of Fortuna and C$0.001 in cash for each Roxgold common share held. The Transaction will be effected by way of a court-approved plan of arrangement under the British Columbia Business Corporations Act, requiring the approval of at least 66⅔% of the votes cast by the shareholders of Roxgold voting in person, virtually or represented by proxy at a special shareholders’ meeting to consider the Transaction. The issuance of Fortuna shares pursuant to the Transaction will require approval by a simple majority of the votes cast by the shareholders of Fortuna voting in person, virtually or represented by proxy at a special shareholders' meeting to be called to consider, in addition to certain annual meeting matters, the issuance of Fortuna shares pursuant to the requirements of the TSX.

In connection with the Transaction, officers and directors of Roxgold collectively holding 3.52% of the total Roxgold shares have entered into voting support agreements with Fortuna, pursuant to which they have agreed, among other things, to vote their Roxgold shares in favour of the Transaction. Appian Natural Resources Fund, which is Roxgold’s largest shareholder and controls 13.2% of the issued and outstanding Roxgold shares, has also provided its support in favour of the Transaction. In addition, officers and directors of Fortuna collectively holding 1.5% of the total Fortuna shares have entered into voting support agreements with Roxgold pursuant to which they have agreed, among other things, to vote their Fortuna shares in favour of the issuance of the Fortuna shares pursuant to the Transaction.

In addition to shareholder approval, the Transaction is subject to approval by the Supreme Court of British Columbia, and TSX and NYSE approval and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement Agreement contains customary provisions including reciprocal non-solicitation, “fiduciary out” and “right to match” provisions, as well as a reciprocal C$40 million termination fee payable to Fortuna or Roxgold under certain circumstances and, in certain other customary circumstances, reciprocal expense reimbursement of US$3 million.

Upon completion of the Transaction, management of the combined company will feature proven and experienced mining and business leaders at the executive team level, along with diverse, high-performing teams at the combined company's regional and operating sites. Continuing Executives at Roxgold are Paul Criddle, Chief Operating Officer – Africa; Paul Weedon, Vice President Exploration – Africa; and Eric Gratton, GM External Relations – Africa. Full details of the Transaction will be included in the respective management information circulars of Fortuna and Roxgold, which will be mailed to shareholders in connection with the respective shareholder meetings. Closing of the Transaction is expected by late June or early July 2021.

Board of Directors’ Recommendations

The Arrangement Agreement has been unanimously approved by the boards of directors of each of Fortuna and Roxgold, including, in the case of Roxgold, following the unanimous recommendation of a special committee of independent directors. Both Boards of Directors unanimously recommend that their respective shareholders vote in favour of the Transaction.

Scotiabank delivered a verbal fairness opinion to the Board of Directors of Fortuna as to the fairness of the consideration to be paid, stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, and qualifications which will be set out in its written fairness opinion to be included in the information circular for the Fortuna shareholders´ meeting, the consideration payable by Fortuna pursuant to the Transaction is fair from a financial point of view to Fortuna.

Each of BMO Capital Markets and Canaccord Genuity Corp. provided the Roxgold special committee and Board of Directors with a verbal opinion, to the effect that, as of the date of such opinion, subject to the respective assumptions, limitations, and qualification set out in such opinion, the exchange ratio under the transaction is fair, from a financial point of view, to holders of Roxgold common shares.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Advisors and Counsel

INFOR Financial Inc. is acting as financial advisor to Fortuna in connection with the Transaction. Scotiabank has acted as financial advisor to the Fortuna Board of Directors in connection with the Transaction. Blake, Cassels & Graydon LLP and Paul Weiss LLP are acting as Fortuna’s Canadian and United States legal advisors, respectively.

BMO Capital Markets is acting as financial advisor to Roxgold in connection with the Transaction. Canaccord Genuity Corp. is acting as financial advisor to the Roxgold special committee and Board of Directors in connection with the Transaction. Davies Ward Phillips & Vineberg LLP is acting as Roxgold’s legal advisor.

Conference Call

Fortuna and Roxgold will host a joint conference call today, Monday, April 26, 2021, at 11:00 am Eastern Time, for members of the investment community to discuss the Transaction. Call-in information is provided below.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/41083 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Monday, April 26, 2021

Time: 8:00 a.m. Pacific time | 11:00 a.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 755943

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 41083

Playback of the Fortuna and Roxgold business combination call will be available until Monday, May 10, 2021. Playback of the webcast will be available until Tuesday, April 26, 2022. In addition, a copy of the presentation, a transcript of the call, and an audio recording of the conference call will be archived on Fortuna´s website at https://fortunasilver.com/investors/presentations/# and on Roxgold´s website at https://www.roxgold.com/investors/events-and-presentations/.

Fortuna Qualified Person

Eric Chapman, Vice President of Technical Services is a Professional Geoscientist registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information pertaining to Fortuna contained in this news release.

Roxgold Qualified Person

Paul Criddle, FAusIMM, Chief Operating Officer for Roxgold Inc., a Qualified Person within the meaning of National Instrument 43-101, has reviewed, verified and approved the technical disclosure pertaining to Roxgold contained in this news release.

About Roxgold Inc.

Roxgold is a Canadian-based gold mining company with assets located in West Africa. Roxgold owns and operates the high-grade Yaramoko Gold Mine located on the Houndé greenstone belt in Burkina Faso and is also advancing the development and exploration of the Séguéla Gold Project located in Côte d’Ivoire. Roxgold trades on the TSX under the symbol ROXG and as ROGFF on OTCQX.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico, and Argentina. Sustainability is integral to all our operations and relationships. Fortuna produces silver and gold and generates shared value over the long-term for its shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit Fortuna´s website.

For information about Fortuna Silver Mines Inc. Carlos Baca Investor Relations Manager info@fortunasilver.com	For information about Roxgold Inc. Graeme Jennings, CFA Vice President Investor Relations gjennings@roxgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

The Forward-looking Statements in this news release may include, without limitation, statements about the Company and Roxgold's current expectations, estimates and projections for the pro forma company, the structure and estimated value of the transaction, the anticipated timing of the respective shareholders meetings and the closing of the Transaction, the timing and anticipated receipt of required shareholder, court and stock exchange other approvals and the ability of Fortuna and Roxgold to satisfy the other conditions to, and to complete, the Transaction; the anticipated benefits of the Transaction to shareholders and the combined company, including corporate, operational and other synergies; the anticipated growth and exploration opportunities for the combined company; the timing and success of development projects; anticipated cost savings as a result of the transaction synergies and the combined company's financial position, including expectations regarding liquidity and cost of capital; the expected management team of the combined company; the expected size and scale for the combined company; expected pro forma financial outlook, including the projected pro forma EBITDA of the combined company; and other similar statements. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "anticipated", “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Company and Roxgold to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the completion and timing of the Transaction, the ability of the Company and Roxgold to receive, in a timely manner, the necessary approvals to satisfy the conditions to closing of the Transaction; the ability to complete the Transaction on terms contemplated by the Company and Roxgold, or at all; the ability of the combined company to realize the anticipated benefits of, and synergies and savings from, the Transaction and the timing thereof; the consequences of not completing the Transaction; the accuracy of the pro forma financial information of the combined company; the ability to access various sources of debt and equity capital, generally and on acceptable terms; changes in general economic conditions and financial markets; risks relating to the current and potential adverse impacts of the COVID-19 pandemic on the economy, financial markets and the Company's and Roxgold's operations, any of which may have a material adverse effect on the Company's or Roxgold’s business, capital resources, financial results and/or ability to complete the Transactions or realize the anticipated benefits thereof; changes in the prices of key supplies; technological and operational hazards in the Company and Roxgold's mining and mine development activities; risks inherent in mineral exploration and other factors referred to under the heading "Risk Factors" in each of the Company's and Roxgold's annual information form for the year ended December 31, 2020 located on SEDAR.

The Forward-looking Statements in this presentation also include financial outlooks and other related forward-looking information (including production and financial-related metrics) relating to Fortuna, Roxgold, the combined company and the Transaction, including: the expectations of Fortuna and Roxgold regarding the impact of the transaction on the combined company's production, free cash flow, EBITDA, expenditures and operating costs. Any financial outlook and forward-looking information contained in this presentation regarding prospective financial performance or financial position is based on reasonable assumptions about future events, including economic conditions and proposed courses of action based on the assessment by management of each of Fortuna and Roxgold of the relevant information that is currently available. Projected operational information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. These projections may also be considered to contain future-oriented financial information or a financial outlook.

Although Forward-looking Statements contained in this news release are based upon what each of the Company and Roxgold believe are reasonable assumptions at the time they were made, such statements are made as of the date hereof and the Company and Roxgold disclaim any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Non-GAAP Financial Measures

This news release also refers to non-GAAP financial measures, such as EBITDA, free cash flow, cash cost per tonne of processed ore, price to net asset value and AISC. These non-GAAP financial performance measures are included because management of Fortuna and Roxgold have used the information to analyze the combined business performance and financial position of Fortuna on a pro forma basis. These measures are intended to provide additional information only and do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other issuers. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For additional information regarding Non-GAAP financial measures, please refer to Roxgold's management's discussion and analysis for the year ended December 31, 2020 and Fortuna's management's discussion and analysis for the year ended December 31, 2020, which are available under Roxgold's and Fortuna's respective SEDAR profiles at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Analyst consensus forecasts

This news release contains information summarizing consolidated analyst consensus forecasts sourced from Thomson Reuters and FactSet as at April 23, 2021. This information is intended to provide an “order of magnitude” indication for comparison purposes only, and is not intended to be, and should not be treated as, a forecast, estimate or guidance made, adopted, confirmed or endorsed by either of Fortuna or Roxgold or the combined entity.